Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

FIRST QUARTER 21/22 RETAIL SALES SIGNIFICANTLY UP YEAR-ON-YEAR SEMICONDUCTOR SUPPLY CONSTRAINT INCREASES IN THE NEAR TERM

Whitley, UK, 6th July 2021: Jaguar Land Rover retail sales for the three-month period to 30 June 2021 were significantly up year-on-year, reflecting the continuing recovery in demand from the Covid 19 pandemic, particularly compared to a year ago.  However, wholesales in particular were lower than demand would have permitted due to semiconductor supply issues affecting the global auto industry.

Retail sales for the first quarter ending 30 June 2021 were 124,537 vehicles, 68.1% higher than the 74,067 vehicles sold in Q1 last year. Retails were higher year-on-year in every key region including in the UK (+186.9%), Europe (+124.0%), Overseas (+71.0%), North America (+50.5%) and China (+14.0%).

Retail sales of all models, other than Jaguar XE, were higher year-on-year and sales of the new Land Rover Defender continued to climb with 17,194 vehicles retailed in the first quarter.

Wholesales were 84,442 units in the quarter (excluding the China JV), up 72.6% year-on-year.  However, this was about 30,000 units lower (c. 27%) than otherwise would have been planned as a result of semiconductor supply constraints and the impacts of Covid-19, although this reduction had been broadly anticipated.

Commenting on the sales results, Thierry Bolloré, Jaguar Land Rover Chief Executive Officer, said:

“We are pleased to see the gradual economic recovery from the pandemic with customers returning to our showrooms driving double-digit year-on-year sales growth in all regions, demonstrating the continuing appeal of Jaguar and Land Rover vehicles. While the present semiconductor supply shortages continue to be a challenge for the industry, we are encouraged by the strong demand we see for our vehicles.”

At the end of July, Jaguar Land Rover will report interim unaudited results for the three months ended 30 June 2021. At the end of the period, the company had about £3.7 billion of cash and short-term investments (unaudited). Based on this and broadly in line with expectations given the supply constraints, the company expects to report a cash outflow of about £1 billion with a negative EBIT margin for the quarter. Total liquidity at the end of the first quarter was over £5.6 billion including a £1.9 billion undrawn committed credit facility (RCF).

Looking ahead, the chip shortage is presently very dynamic and difficult to forecast.  Based on recent input from suppliers, we now expect chip supply shortages in the second quarter ended 30 September 2021 to be greater than in the first quarter, potentially resulting in wholesale volumes about 50% lower than planned, although we are continuing to work to mitigate this. We expect the situation will start to improve in the second half of our financial year. However, the broader underlying structural capacity issues will only be resolved as supplier investment in new capacities comes online over the next 12-18 months and so we expect some level of shortages will continue through to the end of the year and beyond.  While the present supply constraints continue, the Company will continue to prioritise production of higher margin vehicles for the chip supply available as well as make chip and product specification changes where possible to reduce the impact.

In the scenario above, we expect an operating cash outflow of about £1 billion with a negative EBIT margin in the second quarter and a substantial improvement in underlying* operating cashflow in the second half of the financial year as chip supply improves.

Encouragingly, the Company continues to see strong demand for its products when semiconductor supply ultimately improves. The Company presently has about 110,000 global retail orders, the highest in the history of the company, representing 3 months of sales cover, with 5 months in Europe and 4 months in the UK. Orders for the Defender alone total over 29,000, representing over 4 months cover.

Thierry Bolloré, Jaguar Land Rover Chief Executive Officer, said:

“The present semiconductor supply issues represent a significant near-term challenge for the industry which will take time to work through but we are encouraged by the strong demand we see for when supply recovers.  We are taking strong steps to ensure the security of our supply chain for the future, working with our suppliers and chip manufacturers directly to increase the visibility and control over the chip supply for our vehicles.”

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*	Before exception cash restructuring charges announced as part of the Reimagine Strategy in Q4

Q1 retail sales summary

	Q1 Apr-Jun 2021
	Units	YoY% Change
Jaguar Land Rover	124,537	68.1%
Jaguar	29,152	55.2%
Land Rover	95,385	72.5%

ENDS

Notes to Editors

•	Jaguar Land Rover has a balanced sales portfolio with sales across five regions. In 2020 the split was: North America 25%, China 23%, UK 20%, Europe 19%, Overseas 13%
•	In 2020, the top three regions for Land Rover were North America, China and UK. For Jaguar, they were UK, China and Europe.
•	In 2020, the top three best-selling Land Rover vehicles were:
o	Range Rover Evoque, the premium compact SUV for the city and beyond
o	Range Rover Sport, the ultimate luxury performance SUV
o	Land Rover Discovery Sport, the ‘go anywhere’ premium compact SUV
•

Customer response to the new Defender, the most capable Land Rover ever, has been overwhelmingly positive. Sales reached almost 29,000 vehicles in 2020, following the ramp-up of deliveries from early summer.

•	The top three retailing Jaguar vehicles were:

o	Jaguar F-PACE performance SUV
o	The E-PACE, Jaguar’s first sporty compact crossover
o	Jaguar XE sports saloon
•

In addition to the all-electric Jaguar I-PACE, the company’s electrified line-up currently includes plug-in hybrid variants of the Range Rover, Range Rover Sport, Range Rover Evoque, Land Rover Discovery Sport, Land Rover Defender, Jaguar F-PACE, Jaguar E-PACE and Range Rover Velar. All models with plug-in hybrids also have mild-hybrid derivatives, as well as the recently revealed new model year Jaguar XE, Jaguar XF and Land Rover Discovery.

About Jaguar Land Rover

For more information about Jaguar Land Rover’s Reimagine strategy please visit: https://www.jaguarlandrover.com/reimagine

About Jaguar Land Rover: Reimagining the future of modern luxury by design

Jaguar Land Rover is reimagining the future of modern luxury by design through its two distinct, British brands.

Our current model range embraces fully electric, plug-in hybrid and mild-hybrid vehicles, as well as the latest diesel and petrol engines. Our class-leading Jaguars and Land Rovers are in demand around the world and in Fiscal 2020/21 we sold 439,588 vehicles in 127 countries. Land Rover is the global leader of luxury SUVs through its three families of Range Rover, Discovery and Defender. Jaguar is the first ever brand to offer a premium all-electric performance SUV, the Jaguar I-PACE.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and a Battery Assembly Centre in the UK. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK – Manchester, Warwick (NAIC) and London – with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Shanghai, China.

Central to our Reimagine strategy is the electrification of both the Land Rover and Jaguar brands with two clear, distinct personalities. All Jaguar and Land Rover nameplates will be available in pure electric form by the end of the decade. This marks the start of the company’s journey to become a net zero carbon business across its supply chain, products and operations by 2039.

As a wholly owned subsidiary of Tata Motors since 2008, Jaguar Land Rover has unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

Jaguar Land Rover PR social channels:

Twitter: @JLR_News; LinkedIn: @JaguarLandRover

For more information visit www.media.jaguarlandrover.com or contact:

Jess Bowden-Eyre, Corporate Affairs Manager

E:  jbowdene@jaguarlandrover.com T: +44 (0) 7734 855245

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is

India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.